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VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE AT THE MEETING
If you would like to vote in person, please attend the General Meeting of Shareholders be held at Unit 1709-11, 17/F, Tower 2, The Gateway, Harbour City, Kowloon, Hong Kong, on June 30, 2026, at 10:30 a.m., local time.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

General Meeting of Shareholders Proxy Card - Click Holdings Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

1. by resolutions of members, to approve that (a) the consolidation of the Company's issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-four (4) and not more than one (1)-for-thirty (30) (the "Range"), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the "Board of Directors") in its sole discretion within one year after the date of passing of this resolution (the "Share Consolidation"), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved; and (c) the Board of Directors be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board of Directors considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered agent or transfer agent of the Company (as the case may be) to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation (the "Share Consolidation Proposal").

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. by resolutions of members, to approve that subject to and conditional upon the passing of the resolutions in proposal 1 above in respect of the Share Consolidation, with effect from the effective date of the Share Consolidation, (a) the amendment of the existing second amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation be and is hereby approved; (b) the third amended and restated memorandum and articles of association of the Company (the "Third Amended M&A") be and is hereby approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company and (c) any one director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Third Amended M&A and the transactions contemplated thereunder and to attend to or instruct the registered agent or transfer agent (as the case may be) of the Company to attend to (i) the necessary filing of the notice of amendment and the Third Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting and the subsequent board resolutions to be passed by the board of directors, with the Registry of Corporate Affairs of the British Virgin Islands (the "BVI Registrar"), and any further relevant filings with the BVI Registrar as may be required to effect the Third Amended M&A; and (ii) updating the shareholder lists of the Company to reflect the Share Consolidation (the "Subsequent M&A Amendment Proposal").

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. by resolutions of members, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 2 (the "Adjournment Proposal").

☐ FOR ☐ AGAINST ☐ ABSTAIN

To transact such other matters as may properly come before the General Meeting or any adjournment postponement thereof.

(To be signed on reverse side)

Click Holdings Limited
GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 30, 2026
10:30 A.M., LOCAL TIME

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Date	**Signature**	**Signature, if held jointly**
______________________	__________________________________	__________________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT999